United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street N.E.
Washington, D.C. 20549-7010

BY EDGAR
May 15, 2024
Re: Barclays PLC Form 20-F for the fiscal year ended December 31, 2023 and response dated April 19, 2024 (File No. 001-09246)

Dear Sir or Madam,
On behalf of Barclays PLC (the “Company” or “Barclays”), this letter responds to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated May 1, 2024 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”) and response dated April 19, 2024 (the “response letter”). Capitalised terms used and otherwise not defined have the meanings assigned to such terms in the 2023 Form 20-F.
To facilitate your review, we have reproduced the text of the Staff’s Comment Letter in boldfaced print below, followed by the Company’s response to the comment.

Yours sincerely,

/s/ Anna Cross

Anna Cross – Group Finance Director

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.             1599_LP (08/17)

Additional background on structural hedging, augmenting previous response:
The following diagram is intended to isolate the interest rate flows of the structural hedge, and the source of the risk it hedges, distinct from the other balance sheet products and hedging activity.
Illustrative simplified diagram of the structural hedge

Barclays holds deposits from customers and has a large portion of cash equity.
The rate payable on these deposits and equity is insensitive to interest rates, and, to a large extent, is fixed at 0%. These deposits and equity balances fund assets on the balance sheet which earn a floating rate of interest. This fixed/float mismatch creates interest rate risk.
Barclays manages the interest rate risk by entering into interest rate swaps.
The floating leg on the swap offsets the floating rate of interest on the assets from an interest rate risk perspective, but also includes the margin earned on the assets, which is a large contributor to NII.
The diagram demonstrates how the fixed leg of the swap creates a gross income stream corresponding to our previous disclosure of the hedge programme to investors.
Thus, the fixed rate earned on the swap is a gross contribution to NII, consistent with our investor disclosure and focus.
It is important to note that the above flows are a sub-set of the total assets and liabilities and of hedging activity on the balance sheet overall. The diagram represents the basic flow of the structurally hedged part of the portfolio. Not shown above are wholesale funding instruments, and fixed rate assets which are hedged on a product-specific basis.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.             1599_LP (08/17)

Form 20-F for the fiscal year ended December 31, 2023
Financial Review, page 300
1.We note your proposed revised disclosure clarifies that only the overall net risk of Barclays is hedged with external derivatives and that the structural hedge is a part of the overall risk management activities which include non-structural hedging and offsetting flows from other risk management activities. Please tell us in detail and revise your proposed disclosure related to the impact of the structural hedge on net interest income to clarify if these amounts are based on the net risk managed with external derivatives or whether the amounts relate to the gross risk managed internally with the Treasury. If it represents the gross risk managed internally, please explain to us why you believe this is the relevant metric considering the guidance in paragraph 6.2.3 of IFRS 9 and considering that the financial impact of internal hedges is eliminated and therefore this disclosed impact is not reported in consolidated Group net interest income.
As outlined above, Barclays core franchise includes portfolios of deposits that are behaviourally stable, and that pay a fixed rate of interest, for example non-interest-bearing current accounts (NIBCAs). Our banking businesses also include “margin managed” interest bearing assets and liabilities where the net margin earned on assets is compared to the net margin paid on liabilities. Final net margins include the cost of funding instruments and the economic impact of hedging.
The interest rate risk management framework at Barclays includes the management of the fixed-rate liability portfolios, which are hedged to a term reflecting their behavioural profile, and fixed maturity products (both assets and liabilities) that are hedged to a set term.
The gross contribution from structural hedging is included within NII and relates to the gross risk managed internally by Treasury. This is offset by the contributions from product hedges reflecting the net risk managed across the hedging programmes. This metric is considered relevant as the income recognised within the income statement materially relates to the gross contribution on the structural hedge and the net margin generated from the remaining “margin managed” assets and liabilities.
The gross and net structural hedge contributions highlighted in our 2023 Form 20-F disclosure specifically relate to the structural hedging on non-maturity fixed rate products (see diagram on previous page, and the left-hand side of the diagram below). The structural hedging flows are included in NII, but in outright terms, the floating rate flows from non-structurally hedged portfolios (i.e., margin-managed products) make a larger contribution to NII.
The flows referred to above should further be distinguished from changes in the fair value (“FV”) of the derivatives that externalise the net risk position (see red dotted box in below diagram), which are managed via cash flow hedge accounting. FV gains and losses are taken through the CFH reserve, whereas the disclosure focuses on the realised P&L in the reporting period.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.             1599_LP (08/17)

2.We note your proposed revised disclosure that net structural hedge contributions of £(8,209)m (2022: £(1,544)m) are included in Group net interest income. Please tell us whether these amounts represent the net losses transferred from Other Comprehensive Income and represent the net gains or losses recognized in the income statement related to the structural hedge. If the amounts do not represent that, please clarify for us what they represent and how they were calculated and tell us why you believe this information is more relevant for investors as compared to the amount recognized in the income statement related to the structural hedge.
The net structural hedge contribution of £(8,209)m is the net of the fixed and floating legs on structural hedge, which are both included in the NII calculation. It does not represent the net losses transferred to other comprehensive income.
The purpose of the hedge is to smooth NII through time. When interest rates are rising, the floating rate will rise more quickly, and viewed in isolation, the structural hedge can be looked at as a net loss contributor to NII. As the swap portfolio rolls onto higher rates however, the fixed rate yield on the portfolio gradually increases. Since the receive-fixed swaps are booked for a specific term, NII is ‘locked in’ when floating rates decline, and the NII from floating rate assets reduces. This NII-stabilising feature of the structural hedge is considered beneficial to investors as it provides greater NII certainty through the interest rate cycle.
It is important to note that the “net contribution” of structural hedging is a qualitatively different concept than the reference to “net external derivatives” in our hedge accounting disclosure.
With the introduction of the captioned structural hedge section, the additional references to “net contribution” could be confused with the net external derivative performance, and given its limited benefit to investors, we are proposing to remove the net structural hedge contribution reference in future disclosures, see Appendix A.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.             1599_LP (08/17)

3.Please tell us and revise your proposed revised disclosure to clarify in which line item (e.g., interest and similar income or interest and similar expense) gross and net structural hedge contributions are recognized.
Gains and losses relating to the structural hedge are disclosed within ‘Interest and other similar income’ in the Income Statement.
The structural hedge contribution on a gross rather than a net basis is most relevant to income performance as the floating leg of the swap offsets the floating income received on various balance sheet assets.
Revised disclosure is consistent with our initial response, please see Appendix A.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.             1599_LP (08/17)

4.We note you disclose gross structural hedge contributions which represent the absolute interest income earned from the fixed receipts on the swaps in the structural hedge. Please explain to us how management uses this metric and why management believes this metric provides useful information for investors.
As outlined earlier, Barclays has both a portfolio of fixed rate, non-maturity liabilities as well as interest bearing assets and liabilities that are “margin managed”. The interest rate risk across the balance sheet is managed through the portfolio of derivatives including non-structural hedging and offsetting flows from other risk management activities.
The income recognised within the income statement materially relates to the gross contribution on the structural hedge and the margin generated on the remaining “margin managed” assets and liabilities.
Unlike fixed-maturity product hedges, the rolling nature of the structural hedge smooths (rather than eliminates) interest rate risk with an element of future income “locked in”. Given the rise in interest rates over the past two years, it is expected that the gross income contribution from the structural hedge will continue to grow in a broadly steady and predictable manner and therefore is a useful reference point for investors building an expectation of the performance of NII going forwards.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.             1599_LP (08/17)

5.We note the statement in your response that “these derivatives are accounted for under IFRS 9 mandatorily at fair value through profit and loss.” We also note the statement in your response that the net externalised position is captured within the cash flow hedge. Please clarify for us, which derivatives you are referring to as being accounted for as mandatorily at fair value through profit and loss and reconcile that statement with other statements in the response and proposed revised disclosure that appears to state that the structural hedge is accounted for as a cash flow hedge in other comprehensive income.
The net externalised risk position executed with the swap market (see red dotted box in the above diagram) is initially accounted for at fair value per the requirements of IFRS 9.
IFRS 9 permits Barclays to apply hedge accounting under IAS39, which allows Barclays to defer the FV gains and losses on these derivatives to the cash flow hedge reserve.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.             1599_LP (08/17)

Appendix A – Proposed Margins disclosure
Margins analysis

For the year ended 31 December	2023			2022			2021
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%	£m	£m	%
Barclays UK	6,431	205,667	3.13	5,893	205,972	2.86	5,202	206,628	2.52
Corporate and Investment Bank	1,991	54,600	3.65	1,796	56,008	3.21	1,238	47,725	2.59
Consumer, Cards and Payments	3,646	42,910	8.50	2,979	39,193	7.60	1,911	30,805	6.21
Barclays International	5,637	97,510	5.78	4,775	95,201	5.02	3,149	78,530	4.01
Total Barclays Group	12,068	303,177	3.98	10,668	301,173	3.54	8,351	285,158	2.93
Other[1]	641			(96)			(278)
Total Barclays Group net interest income	12,709			10,572			8,073
Note
1Other comprises net interest income from Markets within Barclays International and Head Office including hedge accounting.
The Barclays Group Net Interest Margin (NIM) has increased 44bps from 3.54% to 3.98% in 2023, driven by the higher interest rate environment and continued contribution from the structural hedge across the Group as well as higher balances in Consumer, Cards and Payments (CC&P) including the Gap Inc. portfolio acquisition, partially offset by product dynamics in deposits and mortgages.
Structural hedge
The Group’s structural hedge stabilises NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.
The structural hedge predominately covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.
The purpose of the structural hedge is to smooth the Group Net Interest Income through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.
When interest rates are higher than our structural hedge yield, the pay floating rate will typically be higher than our average receive fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group Net Interest Income. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.
Since the receive-fixed swaps are booked for a specific term, an element of net interest income is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.
The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g., pay fixed receive variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at FVTPL and underlying hedged items at amortised cost) within the cash flow hedge reserve2. Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £128bn (December 2022: £141bn, December 2021: £103bn) which reflects the structural hedge notional of £246bn (December 2022: £263bn, December 2021: £228bn) netted with non-structural hedging positions of £118bn (December 2022: £122bn, December 2021: £125bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average duration of close to 2.5 years.
Sustained higher interest rates have resulted in a gradual shift in balance sheet composition, with customers migrating from non-interest-bearing current accounts and instant access savings accounts to higher yielding trackers and term deposits, in line with broader industry trends.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.             1599_LP (08/17)

Economic risk management objectives and strategies have remained consistent with the reduction in balances available for structural hedging (c.£61bn decrease in average current accounts and managed rate savings since December 2022) and has been affected through existing management actions, with buffers utilised and reinvestment of maturing hedges partially paused to gradually reduce c.£17bn of notional during 2023.
Cashflow hedges on the net externalised risk position have likewise been adjusted through designation/de-designation activity throughout the year, with associated reserve amounts amortised back to the income statement based on the life of the respective designations. Minimal (2023: £2m, 2022: £(13)m, 2021: £2m) cash flow hedging reserve recycling events which crystallise FV losses have been triggered as the floating rate assets used in the cashflow hedge designations have remained stable.
Gross structural hedge contributions were £3,623m (2022: £2,196m). Gross structural hedge contributions represent the absolute interest income earned from the fixed receipts on the swaps in the structural hedge as the floating leg of the swaps offsets the base funding of the deposits.

Note
2Structural hedging derivatives are a component of the net externalised interest rate risk. The net externalised risk position is managed within the cash flow hedge reserve. Note 14 details the net externalised interest rate risk position in "Interest Rate derivatives designated as cash flow hedges” on page 355 and cash flow hedge of interest rate risk on pages 359 and 360.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.             1599_LP (08/17)